

14047318

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 40635

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ January 1, 2013 _____ AND ENDING _____ December 31, 2013 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPNET SECURITIES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____ 15721 PARK ROW, STE 100 _____
(No. and Street)

HOUSTON	TEXAS	77084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____ DOUGLAS B. YAUGER III _____   (281) 493-3849
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
         Debasish Banerjee, CPA
(Name – if individual, state last, first, middle name)

6301 Owensmouth Avenue,	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____DOUGLAS B. YAUGER III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CapNet Securities Corporation_____, as of _____December 31_____, 20____13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

KRISTY MACHA
Notary Public, State of Texas
My Commission Expires
July 29, 2017

Notary Public

DOUGLAS B. YAUGER III

CEO/President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2



INDEPENDENT ACCOUNTANT'S REPORT

Board of Directors
CapNet Securities Corporation
Houston, Texas

Reports on the Financial Statements

We have audited the accompanying statement of financial condition of CapNet Securities Corporation as of December 31, 2013 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes to the financial statements, pursuant to Rule 17a-5 under The Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Independent Accountant's Report

Board of Directors
CapNet Securities Corporation
Houston, Texas

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

<u>Opinion</u>

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapNet Securities Corporation as of December 31, 2013 and the results of its operations, stockholders' equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 19, 2014

CAPNET SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2013

ASSETS

Current Assets		
Cash - Note 2	$	466,046
Accounts Receivable - Note 2		550
Other Current Assets- Note 2		54,994
Total Current Assets	$	521,590
Fixed Assets - Note 2		54,066
Accumulated Depreciation		(12,675)
Net Fixed Assets	$	41,391
Total Assets	$	**562,981**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	3,645
Commissions Payable		62,633
Total Current Liabilities	$	66,278
Stockholders' Equity		
Common Stock ($.01 Par, 1,000,000 shares authorized,	$	1,198
119,750 shares issued and outstanding)		
Additional Paid in Capital		810,058
Accumulated Deficit		(314,553)
Total Stockholders' Equity	$	496,703
Total Liabilities and Stockholders' Equity	$	**562,981**

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION

Statement of Income
For the year ended December 31, 2013

REVENUE

Commissions	$	3,721,874
Professional Services		25,000
Fees		2,247
Sublease Income		1,650
Other Income		9,974
Total Revenue	$	3,760,745

OPERATING EXPENSES

General and Administrative	$	586,879
Payroll and Related Expenses		635,643
Commissions		2,074,767
Clearing Charges		21,358
Professional Fees		270,765
Total Expenses	$	3,589,412
INCOME FROM OPERATIONS	$	171,333

OTHER INCOME

Interest Income	$	8,900
TOTAL OTHER INCOME	$	8,900
NET INCOME	$	180,233

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2013

	Common Stock Shares	Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2007	**119,750**	**$ 1,198**	**$ 743,672**	**$ (449,179)**	**$ 295,691**
Capital Contributions	-		58,450		58,450
Net Income 2008	-			(114,251)	(114,251)
Balance at December 31, 2008	**119,750**	**$ 1,198**	**$ 802,122**	**$ (563,431)**	**$ 239,889**
Capital Contributions	-		7,936		7,936
Net Income 2009	-			(145,497)	(145,497)
Balance at December 31, 2009	**119,750**	**$ 1,198**	**$ 810,058**	**$ (708,928)**	**$ 102,328**
Capital Contributions	-				-
Net Income 2010	-			(12,344)	(12,344)
Balance at December 31, 2010	**119,750**	**$ 1,198**	**$ 810,058**	**$ (721,272)**	**$ 89,984**
Net Income 2011	-			20,966	20,966
Balance at December 31, 2011	**119,750**	**$ 1,198**	**$ 810,058**	**$ (700,306)**	**$ 110,950**
Net Income 2012	-			205,520	205,520
Balance at December 31, 2012	**119,750**	**$ 1,198**	**$ 810,058**	**$ (494,786)**	**$ 316,470**
Net Income 2013	-			180,233	180,233
Balance at December 31, 2013	**$ 119,750**	**$ 1,198**	**$ 810,058**	**$ (314,553)**	**$ 496,703**

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION

Statement of Cash Flows
For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	180,233
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Accounts Receivable		15,243
Notes Receivable		4,500
Employee Advances		10,357
Accounts Payable		(7,585)
Commission Payable		23,580
Prepaid Expenses		(15,265)
Deposit		(3,876)
Depreciation		2,569
Net cash provided by Operating Activities	$	209,756

CASH FLOWS FROM INVESTING ACTIVITIES

Furniture	$	(12,466)
Net cash used by Investing Activities	$	(12,466)

Increase in cash	$	197,290
Cash at beginning of period	$	268,756
Cash at end of period	$	466,046

The accompanying notes are an integral part of these financial statements

CAPNET SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2013

Note 1: Organization

CapNet Securities Corporation (the "Company"), a Texas corporation, was formed on October 31, 1988. The Company is a brokerage firm formed for the purpose of generating commissions through buying and selling securities for customers under a fully disclosed agreement with a clearing firm. The Company is registered as a broker-dealer under Section 15(b) of the Securities and Exchange Act of 1934. The Company's authorized issued and outstanding shares of capital stock at December 31, 2013 were Common stock, $.01 par value: 1,000,000 shares authorized and 119,750 shares issued and outstanding.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2013, the Company had the cash balance of $466,046.

Accounts Receivable

Management considers all amounts recorded as trade receivables as fully collectible. As such, no allowance is provided. All amounts are due from various entities and financial institutions. We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status, and financial condition of our customers. We don't generally require collateral for our accounts receivable. As of December 31, 2013 accounts receivable represents trade receivable of $ 550.

Note 2: **Summary of Significant Accounting Policies (cont.)**

Other Current Assets

Other current assets are classified as a non-allowable asset in the computation of the Net Capital as reported in the Company's FOCUS report.

Account Title	Amount
Security deposit	$ 16,244
Employee advances	$ 23,484
Prepaid expenses	$ 15,266
Total	$ 54,994

Equipment and Furniture

Equipment and furniture are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight line method over the useful lives of the respective assets generally five years.

Equipment and Furniture	$ 54,066
Less: Accumulated Depreciation	$ 12,675
Total	**$ 41,391**

Depreciation Expense of $2,569

Revenue Recognition

The Company recognizes revenues from brokerage firm commissions when confirmation of each individual transaction is received from the clearing firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving confirmation from the clearing firm, the amount due to the Company.

Commission Expense

At present the Company has a total of 17 registered representatives working as independent contractors and paid on a commission basis. As of December 31, 2013, the Company recorded $2,074,767 as commission expense. The Company paid a total of $2,012,134 and accrued the remaining balance of $62,633 as a liability.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2013.

10

Note 2:   Summary of Significant Accounting Policies (con't.)

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3:   Securities Owned

As of the balance sheet date the Company does not own any corporate stocks or debt instruments.

Note 4:   Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the difference are expected to be reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 5:   Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital and net capital requirements of approximately $399,768 and $5,000 respectively. The Company's net capital ratio was 16.58 % which is less than 15:1.

Note 6:   Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

CAPNET SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2013

Note 6: **Fair Value (cont.)**

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 7: **Commitments and Contingencies**

From time to time, the Company is involved in certain legal actions and claims arising in the normal course of business. Management is of the opinion that such matters will be resolved without material effect on the Company's financial condition or results of operations.

The anticipated lease obligation for office space through the 2017 fiscal year:

Year	Amount
2014	$ 184,398
2015	$ 189,666
2016	$ 194,394
2017	$ 200,203
Total	**$ 768,661**

Note 8: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2013, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.

Note 8: **Recently issued accounting standards (con't)**

2013-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2013-05	After December 15, 2013
2013-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2013-09	Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan	After December 15, 2013
2013-08	Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment	After December 15, 2013

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: **Subsequent Events**

These financial statements were approved by management and available for issuance on February 19, 2014. Subsequent events have been evaluated through this date.

CapNet Securities Corporation

Statement of Net Capital
Schedule I
For the year ended December 31, 2013

	Focus 12/31/13	Audit 12/31/13	Change
Stockholder's equity, December 31, 2013	$ 496,703	$ 496,703	$ -
Subtract - Non allowable assets:			-
Other asset	(96,935)	(96,935)	
Tentative net capital	399,768	399,768	-
Haircuts:	-	-	-
NET CAPITAL	399,768	399,768	-
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	394,768	394,768	
Aggregate indebtedness	66,278	66,278	-
Ratio of aggregate indebtedness to net capital	16.58%	16.58%	

There was no difference noted between the Audit and Focus report
as of December 31, 2013.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements



INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
CapNet Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements of CapNet Securities Corporation for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by CapNet Securities Corporation including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
CapNet Securities Corporation
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 19, 2014

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.

Board of Directors
CapNet Securities Corporation
Houston, Texas

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2013, which were agreed to by CapNet Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CapNet Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CapNet Securities Corporation's management is responsible for CapNet Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 19, 2014

19


For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 040635   FINRA   DEC
> CAPNET SECURITIES CORPORATION   17*17
> 15721 PARK ROW STE 100
> HOUSTON TX 77084-7206

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 9,308

   B. Less payment made with SIPC-6 filed (exclude interest)   (4,942)

   07/28/2013
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM·
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 4,366

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capnet Securities Corporation
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **21** day of **January**, 20**14**.

CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,769,645

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — _____

   (2) Net loss from principal transactions in securities in trading accounts. — _____

   (3) Net loss from principal transactions in commodities in trading accounts. — _____

   (4) Interest and dividend expense deducted in determining item 2a. — _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. — _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities — _____

   (7) Net loss from securities in investment accounts. — _____

      Total additions — _____

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — _____

   (2) Revenues from commodity transactions. — _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 21,358

   (4) Reimbursements for postage in connection with proxy solicitation. — _____

   (5) Net gain from securities in investment accounts. — _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      Contract Services — 25,000

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ _____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) — $ _____

      Enter the greater of line (i) or (ii) — _____

      Total deductions — 46,358

2d. SIPC Net Operating Revenues — $ 3,723,287

2e. General Assessment @ .0025 — $ 9,308

      (to page 1, line 2.A.)